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                              April 14, 2022

       Charles Fernandez
       Chief Executive Officer
       NextPlat Corp
       18851 N.E. 29th Ave., Suite 700
       Aventura, FL 33180

                                                        Re: NextPlat Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed March 22,
2022
                                                            File No. 333-262748

       Dear Mr. Fernandez:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-3

       Prospectus Summary, page 3

   1. We note your response to prior comment 1 and that NextPlat Digital "will enable the use of a range of digital
assets, such as non-fungible tokens (   NFTs   ), in e-commerce and in
                                                        community-building
activities." Please revise to provide a more detailed discussion of
                                                        NextPlat Digital with
regards to its functionality and the range of crypto assets you intend to utilize. For
example, it is unclear whether the platform will be limited to the exchange of NFTs or if it will
provide for the purchase and exchange of a wide variety of crypto assets.
   2. We note that you intend to utilize crypto assets and NFTs on NextPlat Digital.
                                                        Please describe in
detail your internal processes for how you determine, or will
 Charles Fernandez
NextPlat Corp
April 14, 2022
Page 2
         determine as you expand your business, whether particular crypto assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk based assessments and are not a legal standard or binding on regulators or courts.
         Also, include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.
3. We note your disclosure that NextPlat Digital will be used to create "public market places, for us and third-parties, where anyone with a crypto wallet can buy and sell their own
         NFTs" and "private market places that only allow a particular company or entity to sell their own NFTs." Please revise to disclose whether you intend to conduct due diligence regarding the identities of the users of your platform. Include a discussion regarding any applicable know-your-customer and anti-money-laundering requirements under federal or state law and how you intend to comply. Be sure to include a discussion of the process by which new users on your platform are onboarded and include risk factor disclosure regarding any failure to comply with applicable anti-money laundering and know your customer requirements
4. Please revise to provide a discussion of the specific state or federal licenses or other regulatory requirements you will have in the jurisdictions you intend to operate. As non-
         exclusive example, discuss whether your NFT marketplace would be considered a "money transmitter" requiring registration as a money services business pursuant to FinCEN requirements and any regulatory or legal restrictions on crypto assets in China.
General

5. Please supplementally provide us with a detailed legal analysis of whether the instruments you plan to make available on NextPlat Digital are securities pursuant to Section 2(a)(1)
         the Securities Act of 1933. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946)
         and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230
         (2d Cir. 1985). Moreover, in preparing your legal analysis please address not only the instruments themselves but also your role in the operation of the marketplace and creation of the instruments.
       Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Matthew Derby, Staff
Attorney, at (202) 551-3334 with any questions.



FirstName LastNameCharles Fernandez                            Sincerely,
Comapany NameNextPlat Corp
                                                               Division of
Corporation Finance
April 14, 2022 Page 2                                          Office of
Technology
FirstName LastName